AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

SIERRA MONITOR CORPORATION

I

NAME

The name of this corporation is Sierra Monitor Corporation (the “Corporation”).

II

CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code (the “Code”).

III

AUTHORIZED SHARES

This Corporation is authorized to issue only one class of stock. The total number of shares of Common Stock that this Corporation is authorized to issue is One Hundred (100), which shall be designated as “Common Stock,” no par value per share.

IV

LIMITATION OF DIRECTOR LIABILITY

The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

V

INDEMNIFICATION OF AGENTS

This Corporation is authorized to provide indemnification of its agents (as defined in Section 317 of the Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by such Section 317, subject to the limits set forth in Section 204 of the Code with respect to actions for breach of duty to the corporations and its shareholders.